September 11, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporation Finance

Re:                             NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Form 10-Q for Quarterly Period Ended June 30, 2012

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated August 29, 2012 (the “Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on February 17, 2012 and the Company’s Form 10-Q for the quarterly period ended June 30, 2012 filed on August 7, 2012.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K filed February 17, 2012

Item 1. Business.

Comment No. 1 — Financing Strategy, page 13

Please tell us the impact of five N-Star securities being out of compliance with their respective overcollateralization tests as of June 30, 2012.

Response to Comment No. 1

The primary impact of being out of compliance with overcollateralization tests is that cash flow that would normally be distributed to the Company in its capacity as the holder of the equity interests in the applicable CDO would be redirected to pay down the senior classes of the CDO until the tests are back in compliance.  In such cases, this could decrease cash available to pay the Company’s dividend.  The Company disclosed this impact in Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” on page 86 in the Company’s Form 10-Q for the quarter ended June 30, 2012.  In the same section on pages 87 - 88, the Company provides supplemental disclosure including the results of the overcollateralization tests and quarterly distributions by CDO financing transaction for the most recent quarter end.  In response to the Staff’s comment, in future Exchange Act periodic filings commencing with Form 10-Q for the quarter ended September 30, 2012, the Company will include a cross-reference in “Financing Strategy” to “Liquidity and Capital Resources.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Comment No. 2 — General

Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. We note that you provide a weighted average coupon on assets and net weighted average borrowing cost, although you do not present a tabular analysis of interest income and expense, and related average asset balances, used in determining your overall portfolio yield for all periods presented. Further, no detail of impact of changes in interest income and expense attributable to changes in volume and rate is provided. Refer to SAB Topic 11.K.

Response to Comment No. 2

The Company has referred to SAB Topic 11.K and advises the Staff that it does not view itself or measure its operations as being engaged in lending and deposit activities similar to a bank holding company or similar institution.

The Company is a diversified commercial real estate company that originates, acquires and manages portfolios of commercial real estate debt, securities and net lease properties.  In addition, the Company engages in asset management activities which includes sponsoring and advising on a fee basis, non-traded REITs.  The Company does not engage in deposit activities.

The net lease and asset management businesses are a significant part of the Company’s operations.  The Company owns a $1 billion commercial real estate portfolio.  With respect to the Company’s asset management business, the Company sponsors and manages one non-traded REIT with over $400 million in assets as of June 30, 2012 and the registration statement with respect to its second non-traded REIT was recently declared effective by the Commission. The Company expects to begin raising capital in its new non-traded REIT in the near future.  As of June 30, 2012, the commercial real estate portfolio and the advised non-traded REIT assets represented approximately 25% of the Company’s assets under management.  The Company expects the asset management business to be an increasing part of its assets under management and revenues.

The Company believes it includes disclosures such as the primary drivers of the changes in interest income and expense for the respective period over period that are meaningful given the diverse nature of its business and does not believe any additional disclosures as set forth in Securities Act Industry Guide 3 would be material to an understanding of the Company’s financial statements.  As a result, the Company has not included such additional disclosures.

Comment No. 3 — Results of Operations, page 82

We note that as of December 31, 2011, you manage your portfolio via four reportable segments. Please tell us why your discussion of results of operations does not address the performance of your segments given the management of your portfolio. Refer to SEC Interpretive Release No. 33-8350.

Response to Comment No. 3

The Company reports its four business segments in accordance with ASC Topic 280-10-05-4 based on the “management approach” whereby segments represent how management views the business to make decisions about the Company.  The Company refers to the interpretative guidance set forth in SEC Interpretive Release No. 33-8350 in preparing its management’s discussion and analysis of financial condition and results of operations.  With respect to segment reporting, the Interpretive Release emphasizes that “within the universe of material information, companies should present their disclosure so that the most important information is most prominent.” The Company believes that the presentation of its consolidated results of operations, without a breakdown by segment, most effectively presents important information for the user.

The guidance also indicates that data should be provided where it is material to obtain an understanding of the consolidated information and should avoid unnecessary duplication and immaterial detail that is not required and does not promote an understanding of a company’s overall financial condition and operating performance. For assets financed within a CDO, the debt and securities segments are based on CDO financing transactions that are either primarily collateralized by debt or securities, however, the CDO may include other types of investments such as commercial real estate.  Therefore, a segment may include multiple revenue types creating overlap and potential confusion in the discussion of results of operations.

As a result, the Company believes a discussion and analysis of results of operations by business segment is not material to an understanding of the Company’s financial statements.  Management believes the current discussion provides a clear picture of how management views the Company’s businesses and results of operations as it illustrates the aggregate results of the diverse nature of the Company’s business and it provides a more useful comparison to its peers as this presentation is used by other diversified REITs.

Item 8. Financial Statements and Supplementary Data.

Comment No. 4 — Consolidated Balance Sheets, page 106

Please tell us how your separate disclosure of VIE and non-VIE financing structures complies with Rule 5-02 of Regulation S-X.

Response to Comment No. 4

The purpose of Rule 5-02 of Regulation S-X is to indicate the various line items and certain additional disclosures, which, if applicable and except as otherwise permitted by the Commission, should appear on the face of the balance sheet or related notes.  Rule 5-02 also references Rule 4-01(a) which states that financial statements should be filed in such form and order, and should use such generally accepted terminology, as will best indicate their significance and character in light of the provisions thereto.  Rule 4-01(a) goes on to say that financial statements that are not prepared in accordance with U.S. GAAP will be presumed to be misleading or inaccurate, despite footnotes or other disclosures, unless the Commission has otherwise provided.

The Company presents its consolidated balance sheet in accordance with ASC Topic 810-10-45-25 which states that assets and liabilities of a consolidated VIE must be stated separately on the face of the balance sheet.  In addition, management believes the separate presentation of the assets and liabilities of VIE and non-VIE financing structures provides the users of the financial statements a clear understanding of its assets and liabilities related to consolidated VIEs and is consistent with industry practice for companies with similar CDO financing transactions.  As a result, the Company believes by complying with U.S. GAAP, its balance sheet presentation is consistent with Rule 5-02 and related guidance of Regulation S-X.

Comment No. 5 — Consolidated Statements of Operations, page 107

We note that you generate substantial interest income from mortgages and mortgage-backed securities and incur interest expense related to the financing of such interest-earning assets. Please tell us why you do not present net interest income and the basis for your conclusion. Refer to SAB Topic 11.K for the applicability of Article 9 of Regulation S-X.

Response to Comment No. 5

Similar to the response to Comment No. 2, the Company has referred to SAB Topic 11.K and believes because it is a diversified commercial real estate company with significant commercial real estate and asset management businesses, it does not view itself or measure its operations as being engaged in lending and deposit activities similar to a bank holding company or similar institution.

In addition, interest expense includes the financing of the Company’s commercial real estate portfolio and other corporate level borrowings and represents approximately 50% of the Company’s aggregate interest expense for the year ended December 31, 2011.  As a result, if the Company were to present net interest income on its statement of operations, the amount reported would be understated with respect to the debt and securities businesses and would not provide a meaningful measure as a significant portion of interest expense relates to operating real estate and other corporate level borrowings.

Accordingly, the Company believes the presentation of net interest income on the statement of operations would not be meaningful to an understanding of the Company’s financial statements.  The Company believes its current presentation is a more beneficial format that enables users of the financial statements to better understand the Company’s results of operations, as it illustrates the diverse nature of the Company’s business and provides a more useful comparison to its peers as this presentation is used by other diversified REITs.

Comment No. 6 — Consolidated Statements of Cash Flows, page 110

Please tell us why the amounts for both ‘Unrealized loss on investments and other’ and ‘Realized gain on sale of investments and other’ as presented differ from amounts reported on your consolidated statements of operations for all years presented.

Response to Comment No. 6

The Company notes that the difference between the amounts of “Realized gain (loss) on investments and other” presented on the statements of operations versus the statements of cash flows primarily relates to gain (loss) on sale from discontinued operations.  In response to the Staff’s comment, in future Exchange Act periodic filings commencing with Form 10-Q for the quarter ended September 30, 2012, the Company will present the components of “Realized gain (loss) on investments and other” on separate line items on the statement of cash flows.

The Company notes the difference between the amounts of “Unrealized gain (loss) on investments and other” presented on the statements of operations versus the statements of cash flows relates to net cash swap payments.  Commencing with Form 10-Q for the quarter ended June 30, 2012, the Company added disclosures in Note 4 — “Fair Value” and Note 14 — “Risk Management and Derivative Activities” that enables a user to be able to understand the components of unrealized gain (loss) on investments and other as well as to identify the amount of net cash swap payments.  The Company will continue to include this disclosure in its future Exchange Act periodic filings.

Comment No. 7 — Notes to Consolidated Financial Statements - Fair Value Option, page 114

Please tell us how your disclosures comply with ASC Topic 825-10-50 28 through 32 detailing your basis for selecting different measurement bases for similar assets and liabilities.

Response to Comment No. 7

The Company notes the Staff’s comment and advises the Staff that the Company believes it addresses the required disclosures of ASC Topic 825-10-50 28 through 32, specifically the rationale for different measurement basis for similar assets and liabilities as well as other required disclosures.

The Company discloses that “it has generally elected to apply the fair value option of accounting to the following financial assets and liabilities existing at the time of adoption or at the time the Company recognizes the eligible item for the purpose of consistent accounting application: CRE securities; CDO bonds payable; and junior subordinated notes.”  Further, the Company states that “it may decide not to elect the fair value option for certain of its financial assets or liabilities due to the nature of the instrument.”

Based on the disclosure on fair value option included in Note 4 — “Fair Value,” a user is able to determine that the fair value option was elected for CRE securities and CDO bonds payable related to the N-Star sponsored CDOs, the CSE CDO and the junior subordinated notes.  The fair value option was elected at either the time of adoption of ASC Topic 825 on January 1, 2008 or upon recognition of the eligible item.  Upon election of the fair value option, the Company has provided disclosure in its respective Exchange Act periodic filings.

In response to the Staff’s comment, in future Exchange Act periodic filings commencing with Form 10-Q for the quarter ended September 30, 2012, the Company will add the following disclosure, “Given recent market volatility, the Company has observed that the impact of electing the fair value option would add additional variability to the Company’s statement of operations which management believes is not a useful presentation to a user.  Therefore, the Company has not elected the fair value option for its other financial assets and liabilities.  The Company may, but does not expect to, elect the fair value option for financial assets and liabilities going forward.”

Comment No. 8 — Notes to Consolidated Financial Statements — Risk Management and Derivative Activities, page 161

Please tell us how you have a $37.3 million balance in accumulated other comprehensive loss at December 31, 2011 given that you have no derivative financial instruments designated as hedges in qualifying hedge relationships at such date.

Response to Comment No. 8

The Company notes the Staff’s comment and advises that when the Company initially elected the fair value option for its CDO bonds payable and junior subordinated notes on January 1, 2008, the derivatives designated as a qualifying hedge at the time were de-designated for accounting purposes because the underlying borrowing was to be remeasured with changes in the fair value recorded in earnings.  For such derivatives, the unrealized gain (loss) at that time remained in accumulated OCI and is being reclassified into earnings over the life of the associated borrowing, with current changes in fair value recorded in earnings.  The $37.3 million represented the amount of accumulated OCI to be reclassified into earnings as of December 31, 2011.  This accounting treatment is consistent with ASC Topic 815-30-35-38.

Comment No. 9 — Form 10-Q for interim period ended June 30, 2012 - Real Estate Debt Investments — Provision for Loan Losses, page 37

Please tell us, and provide further clarification in future periodic filings, to detail the difference between your classifications of non-performing loans and other loans with a loan loss reserve/non-accrual status. By way of example, we note that you have six loans with a 100% loan loss reserve that you do not classify as non-performing. In your response, please further elaborate why you believe such fully-reserved investments are not considered non-performing.

Response to Comment No. 9

The Company respectfully notes the Staff’s comment and advises that the Company evaluates its debt investments and differentiates the relative credit quality principally based upon: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity.

The Company categorizes a debt investment for which it expects to receive full payment of contractual principal and interest payments as a “loan with no loss reserve.”  The Company categorizes a debt investment as “non-performing” if it is in maturity default and/or past due at least 90 days on its contractual debt service payments.  The Company considers the remaining debt investments to be of weaker credit quality and categorizes such loans as “other loans with a loan loss reserve/non-accrual status.”  These loans are not considered non-performing because such loans are performing in accordance with its contractual terms but the loans have a loan loss reserve and/or are on non-accrual status.  Even if a borrower is currently paying contractual debt service in accordance with its contractual terms, the Company may still determine that the borrower may not be able to perform under its contractual terms in the future and make full payment upon maturity.  Currently included in this category are the six loans referenced at June 30, 2012 with a 100% loan loss reserve.  These loans are not being considered non-performing because either interest is currently being received or interest is not contractually due until maturity.  Therefore, these loans are performing in accordance with its respective contractual terms.

In response to the Staff’s comment, the Company will in future Exchange Act periodic filings commencing with Form 10-Q for the quarter ended September 30, 2012, modify its “Credit Quality Monitoring” disclosure in Note 7 — “Real Estate Debt Investments”  as follows:

Credit Quality Monitoring

The Company’s CRE debt investments are typically secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest.  The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality ~~of its debt investments~~ principally based upon: (i) whether the borrower is currently paying contractual debt service in accordance with its contractual terms and (ii) ~~and/or~~ whether the Company believes ~~it~~ the borrower will be able to perform ~~do so~~ under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity ~~and updates this information quarterly~~.

The ~~ose~~ Company categorizes a debt investment~~s~~ for which ~~the Company~~ it expects to receive full payment of contractual principal and interest payments ~~are categorized~~ as a “loan~~s~~ with no loan loss reserve.” The Company categorizes a debt investment as an NPL if it is in maturity default and/or past due at least 90 days on its contractual debt service payments.  The Company considers the remaining debt investments to be of ~~groups~~ weaker credit quality ~~debt investments~~ and categorizes such loans as “other loans with a loan loss reserve/non-accrual status.”  These loans ~~that~~ are not considered a NPL because such loans are performing in accordance with its contractual terms but the loans have a loan loss reserve and/or are on non-accrual status.  Even if a borrower is currently paying contractual debt service in accordance with its contractual terms, the Company may still determine that the borrower may not be able to perform under its contractual terms in the future and make full payment upon maturity. ~~for which it believes there is an impairment such that future collection of all or some portion of principal and interest is in doubt, in a category called “other loans with a loan loss reserve/non-accrual~~

~~status.”  The Company categorizes a debt investment as an NPL if it is in maturity default and/or is past due at least 90 days on its contractual debt service payments.~~  The Company’s definition of an NPL may differ from that of other companies that track NPLs.

The following table is a summary of the carrying value of the CRE debt investments, by credit quality indicator, as of each applicable balance sheet date (amounts in thousands):

[table]

(1)                                 Includes six loans with a 100% loan loss reserve representing an aggregate principal amount of $45.4 million for both periods.  These loans are not considered NPLs as interest is currently being received or interest is not contractually due until maturity.

Comment No. 10 — Form 10-Q for interim period ended June 30, 2012 - Borrowings, page 44

Please tell us why your disclosure regarding your covenant compliance at June 30, 2012 was qualified with the statement “in all material respects.” Please tell us definitively your compliance with debt covenants, and tell us and disclose in future periodic filings for any financial covenant you believe may materially impact your operations or financing, your actual ratio compared to the required ratio as of the end of the reporting period.

Response to Comment No. 10

The Company respectfully notes the Staff’s comment and advises that covenants that could materially impact its operations and financing principally relate to the Company’s credit facilities.  The Company believes it has adequately disclosed these covenants, which is primarily the maintenance of an unrestricted cash balance, as well as definitive compliance with such covenants.  The Company also advises the Staff that, if the Company was to believe that any of the Company’s financial covenants could materially impact the Company’s operations or financing, the Company will disclose such actual ratio(s) in comparison to the required ratio(s) as requested above in the Company’s future Exchange Act periodic filings.

The Company also notes the Staff’s comment regarding the Company’s statement “in all material respects” and in response to the Staff’s comment, in future Exchange Act periodic filings commencing with Form 10-Q for the quarter ended September 30, 2012, the disclosure will be modified to state the following, “As of [date], the Company was in compliance with all of its financial covenants.”

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:                                Jennifer Monick, Securities and Exchange Commission

Albert Tylis, NorthStar Realty Finance Corp.

Ronald Lieberman, NorthStar Realty Finance Corp.

Robert W. Downes, Sullivan & Cromwell LLP

Michael C. Bernstein, Grant Thornton LLP